Exhibit 99.1

COSCIENS Biopharma Inc. Announces Top-Line Results of Phase 3 DETECT-Trial for the Diagnosis of Childhood-Onset Growth Hormone Deficiency

- Top-line data with unexpected results requiring further clarification, did not meet primary endpoint as per protocol

- Potent growth hormone release following macimorelin stimulation

- Safety of macimorelin confirmed in the pediatric population

TORONTO, ONTARIO, August 27, 2024 – COSCIENS Biopharma Inc. (NASDAQ: CSCI) (TSX: CSCI) (“COSCIENS” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products and active ingredients for healthcare and cosmetics industries, today announced the top-line results of its Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”).

While top-line data show that macimorelin repeatedly demonstrated its capacity to stimulate growth hormone release as required to perform a growth hormone stimulation test, the primary efficacy endpoint for the DETECT-trial has not been met according to the definitions in the study protocol. In the study, the macimorelin test was compared to current standard growth hormone stimulation tests (arginine and clonidine). Although further analysis of the study results is required, initial review of the results indicates that the comparator tests may have led to a high false positive rate which impacted macimorelin’s ability to reach the primary efficacy endpoint. These unexpected results require further clarification and some re-analyses with the aim to consider the trial outcome and the strategy moving forward.

The DETECT-trial was an international, multicenter safety and efficacy trial on macimorelin in a dose of 1.0 mg/kg body weight. The trial was conducted at clinical sites across the USA, Armenia, Georgia, Germany, Italy, Serbia, Slovakia, Poland, Romania, and Turkey. Following the screening period of Visit 1, the macimorelin test was conducted at Visit 2 and repeated at Visit 5, with blood samples being taken for Pharmacokinetic (PK) and Pharmacodynamic (PD) data at predefined times. At Visit 3 and Visit 4, an arginine test and a clonidine test were performed in a randomized order as standard growth hormone stimulation tests (GHSTs) to be compared with macimorelin. Visit 6 was a safety follow-up at study end. An independent external expert panel had been established to adjudicate the final growth hormone deficiency status of a child (i.e., child ill or child healthy) based on all medical data collected as well as the outcome of the two standard GHSTs.

“The top-line results confirm the excellent safety of macimorelin, similar to what was demonstrated in our clinical and commercial experience with the use of macimorelin to diagnose adult growth hormone deficiency (AGHD). However, it was surprising to see that many subjects, who had been adjudicated as ill (growth hormone deficient) according to the comparator tests arginine and clonidine, showed high growth hormone stimulation following macimorelin. Our team will be further analyzing the detailed data from the DETECT-trial to gain insights into the reasons behind these unexpected results” commented Nicola Ammer, Chief Medical Officer of the Company.

The completed study enrolled 102 subjects aged 3 to 17 years. The outcome of an independent adjudication of each subject was used to define the “true” GHD status (i.e., child ill or child healthy) at the end of the trial. Based on this, top-line data present an ‘optimal’ growth hormone (GH) cut-off point of 25.59 ng/mL, which is substantially higher than the standard cut-off points of 7-10 ng/mL as defined in current guidelines with existing tests. This surprisingly high cut-off point leads to a failure in the sensitivity and specificity assessments. Sensitivity as well as specificity are important parameters characterizing the performance of a diagnostic test, as they show a test’s capabilities to identify ill subjects as being ill (sensitivity) and to identify healthy subjects as being healthy (specificity), respectively.

“While we expect the top-line data of our DETECT-trial to be further analyzed and discussed with health authorities, macimorelin is approved in the USA and continues to be marketed in Europe for AGHD. As we get the results of further analysis of the DETECT-trial we will be considering our action plan for macimorelin. In addition, we will continue our ongoing review and prioritization process for COSCIENS’ pipeline. Our goal remains to focus our resources and cash on those programs and products that we believe will propel the Company to its next phase of growth as a diversified biopharmaceutical company,” added Gilles Gagnon, Chief Executive Officer of the Company. “We would like to thank everyone involved in the DETECT-trial and especially the extraordinary engagement of the children enrolled in the study and their parents, as well as the excellent efforts of the clinical sites and our team members involved.”

The DETECT-trial was the second study needed to evaluate the potential use of macimorelin as diagnostic test in children as agreed upon with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA) in the Company’s Pediatric Investigation Plan. Full trial result reporting is expected to occur later this year.

For more information about the DETECT-trial, please visit EU Clinical Trials Register and reference EudraCT #2018-001988-23 and clinicaltrials.gov identifier NCT04786873.

About Macimorelin (Macrilen®; GHRYVELIN®)

Macimorelin, an oral drug used for the diagnosis of adult growth hormone deficiency (AGHD) is approved for marketing under the brand name GHRYVELIN® in the European Economic Area and Macrilen® in the United States, South Korea and Israel.

Macimorelin (Macrilen®; GHRYVELIN®), a ghrelin receptor agonist, is an orally administered peptidomimetic molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples taken after oral administration of macimorelin for the assessment of AGHD. Approval of macimorelin for use in adult was granted by the FDA in 2017 and by the EMEA in 2019, based on Phase III data showing that oral macimorelin provides accuracy comparable to that of standard insulin tolerance testing (ITT), but has a more favorable safety profile compared to ITT. Oral macimorelin also reduces false positive test results, helping to avoid unnecessary treatment of patients.

About COSCIENS Biopharma Inc.

COSCIENS is a specialty biopharmaceutical company engaged in the development and commercialization of a diverse portfolio of pharmaceutical and diagnostic products, including those focused on areas of significant unmet medical need. One of CONSCIENS’ lead products is macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). COSCIENS is also engaged in the development of therapeutic assets and proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals.

The company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

The information in this news release has been prepared as of August 27, 2024. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to: the timing for the release of the full results from the DETECT-trial; our consideration of our action plan for macimorelin; and our ongoing review and prioritization process for COSCIENS’ pipeline.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies, including as a result of the DETECT-trial for Macrilen™ (macimorelin) not meeting its primary endpoint; results from our other products under development may not be successful or may not support advancing the product; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products (including AVA and OBG) and its customers; the continued availability of funds and resources to successfully commercialize products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products, including our ability to enter into a new license agreement or similar arrangement following the termination of the license agreement with Novo Nordisk AG for rights to Macrilen™ in North America; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Gilles R. Gagnon

President & CEO

ggagnon@ceapro.com

+1 (780) 421-4555

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: csci@jtcir.com

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